November 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:	Rich Star Development Corporation
Registration Statement on Form S-1
Filed May 3, 2010
File No. 333-166454

Ladies and Gentlemen:

This letter sets forth the responses of Rich Star Development Corporation ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 27, 2010.

Responses to Comments:

1.	Each comment is addressed below and/or in the revised Registration Statement as indicated.

2.	The financial statements have been updated to comply with Rule 8-08 of Regulation S-X and the auditor’s consent has been correspondingly updated.

3.	The name and address of our agent for services of is included on our registration statement cover page.

4.
Our business plan has been revised to be more accurate and succinct and states that we intend to be a wholesale distributor of food and food service products. We have included risk factors that state that our business plan lacks certain specificity and that we need additional funding to implement our plan.

5.	The summary and description of business sections have been revised to include a more accurate and succinct description of our business plan.

6.	We have included risk factors that state that our business plan lacks certain specificity and that we need additional funding to implement our plan.

7.	We have included risk factors that state that our business plan lacks certain specificity, that we need additional funding to implement our plan and we lack resources to attract and retain personnel.

8.	The safe harbor provided by the PSLRA of 1995 has been removed from the forward-looking statements section.

9.
The registration statement has been revised to state consistently that the selling shareholders will be offering the securities for $0.05 per share until such time as our common stock is traded on the OTC Bulletin Board.

10.	The registration statement has been revised to state that our selling shareholders are not broker-dealers or affiliates of broker-dealers.

11.	The statement has been removed.

12.	The statement has been revised to state “audited” rather than “reviewed”.

13.	The statements have been removed.

14.	The registration statement has been revised to disclose the details of our officers’ bios.

15.	The 1,500,000 shares issued to our two officers has been characterized as compensation and included in the executive compensation section.

16.	The selling shareholders table has been revised to include all shareholder owning over 5% of our stock.

17.	Our officers’ home residence is primarily in Vancouver, Canada, but they will spend time as necessary in the United States for the Company.

18.	The registration statement has been revised to disclose the loan as a related party transaction.

19.	The SEC office address has been changed.

20.	The signatures of our executives have been included in their individual capacities, as well as a majority of our board of directors.

21.	The legal opinion has been revised to remove the statement.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Man Yee Kung
Man Yee Kung